Mail Stop 3561

October 8, 2008

Mitchell Rubenstein, Chief Executive Officer
Hollywood Media Corp.
2255 Glades Road, Suite 221A
Boca Raton, FL 33431

> Re: Hollywood Media Corp.
> Form 10-K for Fiscal Year Ended December 31, 2007
> Filed March 17, 2008
> Amendment No. 1 to Form 10-K for Fiscal Year Ended
> December 31, 2007
> Filed April 29, 2008
> Form 8-K Dated August 21, 2008
> Filed August 27, 2008
> Written Response Filed September 22, 2008
> File No. 1-14332

Dear Mr. Rubenstein:

We have reviewed your response to our letter dated August 20, 2008 and have the following additional comments. In each of our comments below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2007

Executive Compensation Policies and Objectives, page 5

1. We note in your response to comment 14 of our letter dated August 20, 2008 that you state that you have not made any equity award as long term compensation to an executive officer since December 2005. We also note that you have not issued any stock options to an executive officer since December 2005. Please revise your disclosure to explain why you have determined not to make any long term equity awards nor issue stock options to your executive officers.

Role of the Compensation Committee, page 5

2. We note your response to comment 15 of our letter dated August 20, 2008. Please revise your disclosure to explain the nature of the "input" Mr. Rubenstein provided the compensation committee concerning Mr. Gomez's compensation. Please also confirm that the language in your response or similar, as appropriate, will appear in your future disclosures.

Setting Executive Compensation, page 5

3. We note your response to comment 16 of our letter dated August 20, 2008. Please revise your disclosure to explain why you decided to set the compensation of your Chief Executive Officer and President at 10% below the market median benchmark. Please also confirm that the language in your response or similar, as appropriate, will appear in your future disclosures.

Form 8-K, filed August 27, 2008

Item 101. Entry into a Material Definitive Agreement, page 2

4. You disclose the sale of several subsidiaries ("the Hollywood.com business") on August 21, 2008 to R&S Investments, LLC, a related party entity owned by your Chairman and CEO and your President and Vice-Chairperson, for a price of $10 million. Please tell us all of the business operations included in the transaction. Please also provide us and disclose the detail on the net assets of $234,970 relating to all of the assets sold, including all intellectual properties, and all liabilities assumed. Your disclosure states the terms of the sale include $1 million due at closing and the remaining $9 million of the purchase price due in monthly earn-out payments beginning in September 2009. Please explain to us the business purpose for the payment of $2.6 million into escrow to fund cash losses through August 2010. In light of what appears to be the substance of your transaction with R&S Investments, LLC, explain to us why you believe the risks of ownership of the subsidiaries have been transferred.

5. Explain to us how you accounted for the transaction and the accounting literature you relied upon, including why you believe a sale has occurred and how you plan to account for the $9 million. Tell us if the $9 million balance due represents, in substance, an outstanding liability due from R&S Investments, LLC. Please also explain your disclosure that there is no assurance that the full amount of the earn-out will be paid and why there is not a legal right to collect any balance not paid if the sale had a purchase price is $10 million. Since the transaction is being consummated with your significant shareholders, and considering what appears to be your continuing involvement in the business activities, please tell us what consideration was given to re-evaluating the economic substance of your

transaction with R&S Investments, LLC to determine if it qualifies as a sale and the appropriate accounting treatment based on the facts and circumstances. Refer to SAB Topic 5:E for guidance and related issues.

6. Please tell us and confirm if Laurie Silvers, the Company's President and Vice-Chairperson, is the wife of Mitchell Rubenstein, your Chairman and CEO. Please also confirm the transaction on August 21, 2008 with R&S Investments, LLC was approved by the Board of Directors.

7. You disclose that the transaction includes the sale of Hollywood.com, the online entertainment destination and movie information website, which according to your disclosure in prior filings is included in the ad sales division and generates revenue through the sale of advertising on the website. In light of the fact that the ad sales division is a reportable segment, please explain why you did not determine the amount of the adjustments to recorded goodwill and other property and equipment such as website development, equipment and software, or other asset costs in connection with this transaction. Please also disclose the business purpose of why you would sell the primary website bearing your corporate name and what website is available for use by your customers in the future.

Item 5.02(e) Compensatory Arrangements of Certain Officers, page 4

8. Please explain if the employment agreements completed on August 21, 2008 to the Chairman and Vice-Chairperson are considered to be contingent consideration as part of the transaction with R&S Investments, LLC.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Mitchell Rubenstein
Hollywood Media Corp.
October 8, 2008
Page 4

You may contact Milwood Hobbs, (202) 551-3241 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director